UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 15, 2007

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 305 - 675 West Hastings Street,
Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1	Press release dated January 31, 2007

99.2	Press release dated February 5, 2007

99.3	Press release dated February 7, 2007

99.4	Press release dated February 22, 2007

99.5	Press release dated March 2, 2007

99.6	Press release dated March 5, 2007

99.7	Press release dated March 14, 2007

99.8	Press release dated April 3, 2007

99.9	Press release dated April 25, 2007

99.10	Press release dated May 8, 2007

99.11	Notice of Meeting dated April 4, 2007

99.12	Notice of Meeting dated May 14, 2007

99.13	Management Information Circular dated May 14, 2007

99.14	Form of Proxy dated May 14, 2007

99.15	Financial Statements for three months ended March 31, 2007

99.16	Management’s Discussion & Analysis for three months ended March 31, 2007

99.17	CEO Certificate of Interim Filing dated May 15, 2007

99.18	CFO Certificate of Interim Filing dated May 15, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: May 15, 2007	By:	/s/ Giulio T. Bonifacio
Giulio T. Bonifacio

	Title:	Executive VP & CFO